UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Chicago and North Western

Railway Company Profit

Sharing and Retirement

Savings Program

Employer ID No: 94-6001323

Plan Number: 002

Financial Statements as of and for the

Years Ended December 31, 2015 and 2014,

Supplemental Schedule as of the Year Ended

December 31, 2015, and Report of

Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTE:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of

Chicago and North Western Railway Company

Profit Sharing and Retirement Savings Program

Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the “Program”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented incompliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Omaha, Nebraska

June 17, 2016

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments at fair value (Note 3)	$52,014,635	$64,761,373
Investments at contract value (Note 4)	20,441,697	20,520,660
Plan interest in Master Trust	72,456,332	85,282,033

Receivables:
Notes receivable from participants	37,312	59,663
Total Receivables	37,312	59,663

NET ASSETS AVAILABLE FOR BENEFITS	$72,493,644	$85,341,696

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Plan interest in Master Trust investment income (Note 4):
Net (depreciation) appreciation in fair value of investments	$(4,769,677)	$5,635,269
Interest and dividends	2,547,060	2,386,774
Net investment (loss) income	(2,222,617)	8,022,043

Interest income on notes receivable from participants	1,489	2,636

Total (deductions) additions	(2,221,128)	8,024,679

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	10,603,569	7,885,740
Other	23,355	19,141
Total deductions	10,626,924	7,904,881

NET (DECREASE) INCREASE IN NET ASSETS	(12,848,052)	119,798

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,341,696	85,221,898
End of year	$72,493,644	$85,341,696

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

1.	DESCRIPTION OF PLAN

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the “Program”) is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the “Company”) and other common control employers who adopt the Program. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the “Corporation”) or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the loan fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions. As of December 31, 2015 and 2014,  participant loans have maturities through 2020 at an interest rate of 3.25% and 2027 at interest rates ranging from 3.25% to 4.75%, respectively.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program or may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Program’s earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant’s account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. A participant’s account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), the participant’s account balance is transferred to the Chicago and North Western Railway Company Supplemental Pension Plan (the “Supplemental Pension Plan”) for payment of the annuity. The annuity may, at the option of the Program administrator, be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A required minimum distribution option is available at age 70 1/2. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Program, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect (with spousal consent when required) distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. A distribution of a single sum payment of the portion of a participant’s account invested in the Union Pacific Common Stock Fund is distributed in cash unless shares of stock are elected at the time of distribution. If the participant remains employed with Union Pacific Railroad Company (the “Railroad”) after attaining age 70 1/2, the participant must commence distribution of his/her account no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2, may be made by a participant from their account in accordance with the Program’s provisions.

Program Administration — Prior to November 1, 2014, the Program was administered by the Vice President, Human Resources of the Railroad.  From November 1, 2014, through March 31, 2016, the Program was administered by the Assistant Vice President, Compensation & Benefits of the Railroad Company. Effective April 1, 2016, the Program is administered by the Vice President, Human Resources of the Railroad. Investment management fees for the Program’s investment options are netted against investment earnings. Expenses incurred administering the Program, including participant recordkeeping expenses, are payable from Program assets, but effective July 1, 2014, participant recordkeeping expenses are no longer netted against investment earnings. The Railroad has the option, but not the obligation, to pay Program administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program’s gains and losses on investments bought and sold as well as held during the year.

For contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Program document.

Administrative Expenses — Administrative expenses of the Program are paid as described in the section “Program Administration” in Note 1. All investment management and transaction fees directly related to the Program investments are paid by the Program. Management fees and operating expenses charged to the Program for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $23,355 and $19,141 were paid in 2015 and 2014, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program, but have not yet been paid at December 31, 2015 or 2014.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per share (or Its Equivalent). The ASU eliminates the requirement to categorize, within the fair value hierarchy, investments whose fair values are measured at net asset value. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance will be applied retrospectively. The Plan has adopted the new guidance in 2015. Other than the change to disclosures, the adoption of this standard did not have a material impact on the financial statements.

In July 2015, the FASB issued ASU 2105-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.

Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. The Plan has adopted Parts I and II in 2015. Part III is not applicable to the Plan. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $555,750, in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Company Stock Funds — These funds are invested exclusively in common stock issued by the Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, Money Market Fund, and Bond Fund) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end.

Common/Collective Trusts — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2015 and 2014, is presented in the following tables:

	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Company Stock Funds	-	$536,895,525	-	$536,895,525
Total investments in the fair value hierarchy	-	$536,895,525	-	536,895,525

Investments measured at net asset value*
Mutual Funds				1,821,980,208
Common/Collective Trusts				382,930,750
Total investments at net asset value				2,204,910,958

Total investments at fair value				$2,741,806,483

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Company Stock Funds	-	$879,381,478	-	$879,381,478
Total investments in the fair value hierarchy	-	$879,381,478	-	879,381,478

Investments measured at net asset value*
Mutual Funds				1,883,277,770
Common/Collective Trusts				371,123,924
Total investments at net asset value				2,254,401,694

Total investments at fair value				$3,133,783,172

*  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Program’s policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers in to or out of Levels 1, 2, or 3.

The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,821,980,208	n/a	Daily	None
Common/Collective Trusts	382,930,750	n/a	Daily	None

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,883,277,770	n/a	Daily	None
Common/Collective Trusts	371,123,924	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2015 and 2014, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2015 and 2014, is presented in the following tables:

	2015	2014
Master Trust
Investments at fair value	$2,741,806,484	$3,133,783,172
Investments at contract value	394,379,789	395,154,168
Total investments in Master Trust	$3,136,186,273	$3,528,937,340

Plan's portion of investments at fair value	$52,014,635	$64,761,373
Plan's portion of investments at contract value	20,441,697	20,520,660
Plan interest in Master Trust	$72,456,332	$85,282,033

Portion allocated to the Plan	2.31%	2.42%

Investment income (loss) for the Master Trust for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014

Net (depreciation) appreciation in fair value	$(346,784,975)	$376,595,710
Interest and dividends	83,098,601	81,650,625
Total investment (loss) income of Master Trust	$(263,686,374)	$458,246,335

Plan's portion of Master Trust investment (loss) income	$(2,222,617)	$8,022,043

While the Program participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional Guaranteed Investment Contracts (GICs) and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer’s guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

The following table represents the disaggregation of contract value between types of investment contracts held by the Plan:

	2015	2014

Synthetic investment contracts	$361,602,714	$361,192,328
Traditional investment contracts	17,659,619	16,478,431
Money Market contract	15,264,117	16,573,967
Accrued expenses and other reconciliation activity	(146,661)	909,442
Total investments at contract value	$394,379,789	$395,154,168

5.	FEDERAL INCOME TAX STATUS

The Program has obtained a tax determination letter dated September 17, 2012, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program’s financial statements. Plan management made a Voluntary Compliance Program submission to the IRS on December 30, 2015.  The submission seeks to correct the failure to distribute the segregated account of an alternate payee of a participant in accordance with the Plan’s terms intended to comply with the required minimum distribution rules of Section 401(a)(9) of the Code and the regulations thereunder.  The Plan has not yet received a compliance statement from the IRS with respect to this submission.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program administrator believes the Program and the related Master Trust are no longer subject to income tax examinations for years prior to 2012.

6.	PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program’s participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program’s assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Program’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $1,834,221 and $2,192,052, respectively. During the years ended December 31, 2015 and 2014, the Program recorded dividend income of $158,755 and $115,653, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, is as follows:

	2015	2014

Net assets available for benefits per the financial statements	$72,493,644	$85,341,696
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	330,612	555,750
Net assets available for benefits per the Form 5500 -- at fair value	$72,824,256	$85,897,446

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, is as follows:

	2015	2014

Net (decrease) increase in net assets at contract value	$(12,848,052)	$119,798
Change in adjustment from contract value to fair value for
benefit-responsive investment contracts	(225,138)	34,118
Net (decrease) increase in net assets per Form 5500 -- at fair value	$(13,073,190)	$153,916

******

SUPPLEMENTAL SCHEDULE

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM
Employer ID No: 94-6001323
Plan No: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Vanguard Growth Index Fund Ins	Registered Investment Company	$ 330,935
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	11,610,338
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	2,074,019
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	1,923,552
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	167,865
*	Vanguard Prime Money Market Adm	Registered Investment Company	633,925
*	Vanguard REIT Index Fund Institl	Registered Investment Company	31,963
*	Vanguard Small-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	1,768,097
*	Strategic Small-Cap Equity	Registered Investment Company	3,831
*	Vanguard Total Bond Market Index Fund: Inst Plus Shares	Registered Investment Company	4,454,311
*	Total International Bond Index Inst	Registered Investment Company	241,967
*	Vanguard Total International Stock Inst	Registered Investment Company	535,344
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	1,703,404
*	Vanguard Wellington Adm	Registered Investment Company	1,978,083
*	Vanguard Windsor Fund Adm	Registered Investment Company	14,624,339
*	Vanguard Windsor II Fund Admiral	Registered Investment Company	1,303,781
*	Vanguard Target Retirement 2010 Trust I	Common / Collective Trust	436,071
*	Vanguard Target Retirement 2015 Trust I	Common / Collective Trust	2,160,414
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	890,572
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	246,424
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	90,938
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	40,312
*	Vanguard Target Retirement Income Trust I	Common / Collective Trust	970,102
*	Union Pacific Common Stock (Corporate)	Company Stock Fund	3,794,049
*	Participant loans	3.25%	37,312
*	Union Pacific Fixed Income	Unallocated Insurance Contract	20,441,696
			$ 72,493,644
*	Represents a party in interest
	See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Dated:	June 17, 2016	By:	/s/ Sherrye Hutcherson
Sherrye Hutcherson, Vice President, Human Resources, Union Pacific Railroad